UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2019

1-13334
(Commission File No.)

RELX PLC
(Translation of registrant’s name into English)

1-3 Strand
London
WC2N 5JR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

1.
Underwriting Agreement, dated March 11, 2019, among RELX Capital Inc., RELX PLC and J.P. Morgan Securities LLC, Santander Investment Securities Inc., SG Americas Securities, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule 1 thereto.

2.	Form of 4.000% Note due 2029.

3.	Opinion of Cravath, Swaine & Moore LLP.

4.	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 3).

5.	Opinion of Freshfields Bruckhaus Deringer LLP.

6.	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5).

This current report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 filed on May 2, 2018, as amended by Post-Effective Amendment No. 1 filed on February 28, 2019 (File No. 333-224608).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC
Date: March 18, 2019
	By:	/s/ A. McCulloch
Name: A. McCulloch
Title: Deputy Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of Freshfields Bruckhaus Deringer LLP as to the law of England and Wales.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of Freshfields Bruckhaus Deringer LLP as to the law of England and Wales (included in Exhibit 5.2).

99.1
Underwriting Agreement, dated March 11, 2019, among RELX Capital Inc., RELX PLC and J.P. Morgan Securities LLC, Santander Investment Securities Inc., SG Americas Securities, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule 1 thereto.

99.2	Form of 4.000% Note due 2029.